EXHIBIT 99.1

News Release

Rosetta Announces that Johns Hopkins University Researchers Demonstrate miRview™ squamous Classifies Non-Small Cell Lung Cancer with Extremely High Degree of Accuracy

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The  study[1]  published online in Clinical Cancer Research, shows 100% concordance in classifying non small cell lung cancer (NSCLC) between results obtained using miRview™ squamous and results obtained using diagnostics that exceed current methods

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Routine histopathology (H&E staining) is the current “gold standard” method of lung cancer classification, but this method is considered unreliable[2] [3] [4], with poor reproducibility, and low inter- and intra-observer correlation

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miRview™ squamous correctly classified 95% of fine-needle aspirate specimens originally diagnosed as poorly differentiated NSCLC, into squamous or non squamous, suggesting potential applications in preoperative settings

Rehovot, Israel and Philadelphia (January 13, 2010) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, announced today that the results of a joint study with the Department of Pathology at Johns Hopkins University School of Medicine were published online yesterday, January 12th, and are set to be published in the January 15, 2010 issue of the American Association for Cancer Research’s journal Clinical Cancer Research.  The study, ”Accurate classification of non-small cell lung carcinoma using a novel microRNA-based approach,” shows that Rosetta Genomics’ miRview™  squamous test accurately classified NSCLC samples both from resections, as well as from fine-needle aspirate (FNA) cell blocks.   The abstract of the study may be viewed online at the Clinical Cancer Research’s website:
http://clincancerres.aacrjournals.org/content/early/2010/01/10/1078-0432.CCR-09-2638.abstract

miRview™ squamous (offered in the U.S. by Prometheus Laboratories under the brand name ProOnc™ squamous), is a microRNA-based molecular assay that classifies NSCLC into squamous or non-squamous carcinomas using the expression level of a single microRNA biomarker.

In the study, 102 resected NSCLC samples were classified at JHU using “gold standard” methods (H&E staining) and additionally a panel of immunohistochemical stains, and later classified in a blinded fashion using the miRview™ squamous test at Rosetta Genomics Laboratories. The samples were classified as either squamous or non-squamous cell carcinoma. Results showed 100% concordance between the diagnoses established by methods exceeding the “gold standard” methods and miRview™ squamous for the resected NSCLC samples.

Corresponding preoperative biopsies/aspirates that had been originally diagnosed as poorly differentiated NSCLC were available for 21 cases. As a second phase of this study, these preoperative samples were analyzed by miRview™ squamous, and compared with the classification obtained following the patient’s surgery. miRview™ squamous correctly classified 20 of the 21 (95%) preoperative biopsy specimens

Lung cancer is the leading cause of cancer mortality in the U.S., killing more than 160,000 Americans every year. In over 60,000 of these patients with NSCLC, identification of the squamous sub-type has significant clinical implications. Squamous lung cancer carries increased risk of severe or fatal bleeding for certain targeted biological therapies, including bevacizumab (Avastin™) and other drugs under development.5 Other approved therapies, such as pemetrexed (Alimta™) are indicated for non-squamous NSCLC only.6

“There is a large and growing body of literature that demonstrates the limitations of ‘gold standard’ histopathology methods, as well as with immunohistochemical staining methods for classifying NSCLC,” said Tina Edmonston, M.D., Director of Rosetta Genomics’ CLIA-certified laboratory. “Studies show that when given the same sample, pathologists will disagree on the diagnoses in approximately 30% of the cases.   With the recent emergence of targeted lung cancer therapies, such as Avastin™ and Alimta™, we need the most accurate classification possible for NSCLC.  In addition, as other targeted drugs enter the clinical arena, accurate classification will become increasingly important to better assess differential side effects and efficacy profiles. We believe there is a definite need for objective, standardized, and reproducible molecular diagnostic assays that can reliably classify NSCLC.”

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1 Johnson et al, Randomized phase II trial comparing bevacizumab plus carboplatin and paclitaxel with carboplatin and paclitaxel alone in previously untreated locally advanced or metastatic non-small-cell lung cancer.  J Clin Oncol 22:2184-91, 2004

2 Alimta website at www.alimta.com

“This is an exciting study for us, as it validates miRview™ squamous’ sensitivity, specificity, reproducibility and overall reliability in helping physicians accurately make this critical lung cancer classification,” said Ken Berlin, President and CEO of Rosetta Genomics. “The outstanding performance of our miRview™ squamous test underscores our ability to harness the power of microRNAs through our proprietary technology platforms. We are using this ability to further unleash the promise of microRNA and to advance our pipeline of products and   the standard of medical care.”

About microRNAs
MicroRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers. MicroRNAs’ unique advantage as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block. It has been suggested that their small size (19-21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly in samples preserved by this method. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced. To learn more about microRNAs, please visit www.rosettagenomics.com ..

About miRview™ Products
miRview™ are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview™ mets accurately identifies the primary tumor site in metastatic cancer and Cancer of Unknown Primary. miRview™ squamous accurately identifies the squamous subtype of NSCLC, which carries an increased risk of severe of fatal internal bleeding and poor response to treatment for certain therapies. miRview™ meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview™ tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, over 100,000 patients a year may benefit from the miRview™ mets test, 60,000 from miRview™ squamous, and 60,000 from miRview™ meso, with similar numbers of patients outside the U.S. The company’s tests are now being offered through distributors around the globe. For more information, please visit www.mirviewdx.com ..

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets and miRview™ meso, are commercially available through its Philadelphia-based CLIA-certified lab. Rosetta Genomics is the 2008 winner of the Wall Street Journal’s Technology Innovation Awards in the medical/biotech category. To learn more, please visit www.rosettagenomics.com ..

Rosetta Genomics Company Contact:
Ron Kamienchick
215- 382- 9000 ext 318
investors@rosettagenomics.com

Investor Contacts:
Lippert/Heilshorn & Associates
Kim Sutton Golodetz
(212) 838-3777

kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the potential applications of the miRview squamous test, the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

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i This study was partially funded by Rosetta Genomics

ii Stang, A., Pohlabeln, H., Muller, K. M., Jahn, I., Giersiepen, K., Jockel, K. H. Diagnostic agreement in the histopathological evaluation of lung cancer tissue in a population-based case-control study. Lung Cancer 2006;52:29-36.

iii Field, R. W., Smith, B. J., Platz, C. E., Robinson, R. A., Neuberger, J. S., Brus, C. P. et al. Lung cancer histologic type in the surveillance, epidemiology, and end results registry versus independent review. J Natl Cancer Inst 2004;96:1105-7.

iv Feinstein, A. R., Gelfman, N. A., Yesner, R. Observer variability in the histopathologic diagnosis of lung cancer. Am.Rev.Respir.Dis. 1970;101:671-84.